Exhibit 21.1

SUBSIDIARIES OF AMERISAFE, INC.

NAME	JURISDICTION

American Interstate Insurance Company	Nebraska

➢ American Interstate Insurance Company of Texas	Texas

➢ Silver Oak Casualty, Inc.	Nebraska

Amerisafe Risk Services, Inc.	Louisiana

Amerisafe General Agency, Inc.	Louisiana